                                                                  EXHIBIT T3E-12


                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

                       FOR THE PERIOD ENDED JUNE 30, 1997


                                TABLE OF CONTENTS


                                                                                                            Page
                                                                                                            ----
         Chairman's Letter                                                                                  1 - 3


         Report of the Chief  Financial Officer                                                             4 - 5


         Financial Statements & Notes                                                                       6 - 11

             The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant
             Accounting Policies included in the notes to the consolidated financial statements in the Company's 1996 Annual Report. These policies and the Notes to Consolidated Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.



         Management's Discussion and Analysis of  Financial, Condition                                     12 - 14
             and Results of Operations

                                 August 15, 1997

TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are the consolidated financial statements of San Jacinto Holdings Inc. (the "Company") and its operating subsidiary, Safeguard Business Systems, Inc. ("Safeguard") for the three and six month periods ended June 30, 1997 and June 30, 1996.

OPERATING RESULTS

         Operating earnings (EBITDA) in the 2nd quarter were disappointing, but are not expected to remain at this lower level in future periods. EBITDA declined by $2.5 million in this quarter due primarily to unanticipated problems arising out of the computer conversion (AS/400) which took place in the 1st quarter. These operating problems resulted in much higher levels of expenses and caused disruptions in production, shipping and billing across the entire company. Customer service was adversely affected which negatively impacted cash flow.

         Decisive management actions were taken and significant improvements have been achieved. In spite of these disruptions, which also created major problems for our independent distributor network, sales did reflect a modest increase over prior year. The change in sales mix continues and this trend is expected to continue in future periods. Operating earnings (EBITDA) for the first half of 1997 totaled $7.5 million compared to the 1996 level of $10.0 million.

         An additional problem existed in this period in the form of excessive expenses in several categories - selling and marketing, as well as general and administrative expenses - anticipating greater growth in revenue which did not occur. A more prudent level of expenses must be maintained in this Company and that issue has now been dealt with.

CHANGES IN SENIOR MANAGEMENT

         Subsequent to the close of the quarter ended June 30, two senior management changes have taken place. In July, the Company announced the appointment of Michael Magill as Senior Vice President and Chief Financial Officer. Mike is a proven and seasoned financial executive and adds considerable strength to the management team. Please refer to my letter dated July 10 to shareholders and bondholders for further information.

         In early August, Doug Reiter submitted his resignation as Vice Chairman and Chief Executive Officer of Safeguard. The Board of Directors requested that I resume my previous service as Chief Executive Officer which I agreed to do. My letter to you dated August 5, with attachments, discusses this change and includes a letter from Doug Reiter commenting on his resignation.

STATUS OF FRANCHISING PROPOSAL

         The introduction of a franchise system by Safeguard, as announced in the first quarter, has been placed on an indefinite hold. Management's proposal of such a system, particularly in a period dominated by severe operating problems, became very controversial throughout the existing distribution channel. Recent discussions with many distributors have resulted in very positive agreements as to future actions, objectives and mutually acceptable procedures through which much needed changes can and will be implemented. We have every reason to believe that this independent distributor network will support the basic need to move forward with a broad range of new programs and operating systems for the future. This must be done in an atmosphere of mutual trust and confidence between the Company and its independent distributors.

MANAGEMENT PRIORITIES

         Despite these unexpected operating disruptions in recent months, fundamental changes are well underway in Safeguard which I fully expect to result in a much improved outlook for the long term. Management's priorities for the months ahead are clearly identified and they are: (1) restore all operations to a high level of quality, performance and reliability as quickly as possible;
(2) remain committed to our independent distributor network, implementing effectively mutually agreed upon changes to cope with competitive market conditions; and, (3) achieve solid gains and improvements in sales and profitability for both the Company and its independent distributors. We will remain totally focused on these objectives. There will be no doubt as to the management team's commitment and dedication to achieving these goals. Absent external events over which we may have no control, I believe these objectives are achievable.

CONFERENCE CALL FOR INVESTORS

         A conference telephone call for all shareholders and bondholders will be scheduled by management in early September. Mike Magill, our Chief Financial Officer, will announce the time and arrangements for this call well in advance. This procedure will be followed after the close of each future reporting period. We hope you will find it convenient and beneficial to participate in a regular discussion and review of operations with senior management of the Company. We appreciate your continued support.

                                         Sincerely,


                                         Elvis L. Mason
                                         Chairman and C.E.O.

REPORT OF THE CHIEF FINANCIAL OFFICER


                       FINANCIAL AND OPERATING HIGHLIGHTS


         Net sales for the second quarter of 1997 are $52.1 million, reflecting growth of $1.9 million or 3.8% from the same quarter in 1996. For the first six months of 1997, net sales are $103.6 million reflecting a $1.4 million increase or 1.4% above sales levels of $102.2 million for the comparable period in 1996. The first six months' sales results reflect a 5.2% and 22.5% growth in sales of computer forms and sourced products (products produced by other vendors and sold through Safeguard), respectively. This growth is off-set by a 4.9% decline in manual form sales. The changes in sales trends from manual forms to computer forms and sourced products continues to be addressed strategically and operationally throughout the Company. The first six months of 1997 includes one less work day resulting in less time for plant production than in the same period in 1996.

         Earnings from operations before amortization, depreciation, interest and income taxes (EBITDA) for the quarter ended June 30,1997 are $2.5 million compared to $5.0 million for the comparable period in 1996, reflecting a $2.5 million decline. EBITDA for the six months ended June 30, 1997 was $7.5 million compared to $10.0 million for the comparable six month period in 1996. The decline in operating results for the quarter ended June 30, 1997 is attributable to a 3.8%, as a percentage of net sales, decline in gross profit compared to the comparable period in 1996. The reduction in gross profit is a result of increased material costs attributable to the shift in product mix, and increased overhead costs associated with equipment costs in support of the technological advances in the Company's computer systems. Administrative costs for the second quarter and first six months of 1997 have also increased as a result of additional equipment costs in support of the Company's computer hardware and software enhancements.

         The Company's operations in Europe remain strong. Net sales for the first six months of 1997 are 9.9% above 1996 levels. This growth is in both manual and computer form sales. Earnings from operations are $1.1 million, which is $0.3 million or 43.0% above the earnings in the first six months of 1996, excluding the $0.7 gain on the sale of an existing manufacturing facility in June of 1996.

         The Company's net loss before extraordinary item is $7.9 million in the second quarter of 1997 compared to a net loss of $5.0 million for the same period in 1996. The net loss for the six month period is $13.3 million compared to a net loss of $9.5 million in 1996. The decline in operating results as discussed above is attributable to a decline in gross profit and an increase in administrative costs. These losses include amortization (non-cash charges) of $9.6 million for the first six months of 1997 and $9.7 million for the same period in 1996.

         The Company expanded and amended its credit facilities with its financial institutions after the close of the second quarter. This allowed the Company to expand its source of funding due to the decrease in EBITDA during the second quarter of 1997.

                              CHANGE IN FISCAL YEAR

         The Company has elected to remain on a calendar year end for 1997, deferring any change until a future period.

         The Company has celebrated 40 years of leadership in the small business arena serving the marketplace as an information systems company with a total service approach. Safeguard's management and employees are dedicated to maintaining and expanding this preeminent position in the small business marketplace in the coming years. We appreciate your continuing support.


                                   Sincerely,


                                   Michael D. Magill
                                   Senior Vice President
                                   Chief Financial Officer

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)
                                   (Unaudited)

                                                                                  June 30,       December 31,
                                                                                    1997              1996
                                                                                    ----              ----
                                     ASSETS
Current assets:
    Cash and cash equivalents                                                    $   1,089        $     482
    Receivables less allowances                                                     29,504           27,912
    Inventories                                                                      8,506            8,678
    Other current assets                                                             1,748            2,480
                                                                                 ---------        ---------
         Total current assets                                                       40,847           39,552

Property, machinery and equipment - net                                             21,472           20,855
Excess purchase price over net assets acquired                                      42,501           43,225
Customer list                                                                        8,636           17,273
Other assets                                                                         3,166            2,813
                                                                                 ---------        ---------

         Total assets                                                            $ 116,622        $ 123,718
                                                                                 =========        =========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
    Current debt obligations                                                     $  10,066        $   8,708
    Accounts payable                                                                19,409           14,476
    Accrued expenses                                                                16,362           16,572
                                                                                 ---------        ---------
         Total current liabilities                                                  45,837           39,756

Long-term debt                                                                     109,511          110,017
Other liabilities                                                                    8,365            7,631

Stockholders' equity (deficiency):
    Preferred stock:
          $5.00 Junior Preferred Stock, par value $.01 a share Authorized
          1,000,000 shares, $5 cumulative No shares issued and outstanding
    Common stock, par value $.01 a share:
          Authorized 2,000,000 shares,
          Issued and outstanding 1,052,384 shares                                       11               11
           Additional paid-in capital                                               94,143           94,143
    Deficit                                                                       (140,211)        (126,880)
    Foreign currency translation adjustment                                         (1,034)            (960)
                                                                                 ---------        ---------
              Total stockholders' equity (deficiency)                              (47,091)         (33,686)
                                                                                 ---------        ---------
          Total liabilities and stockholders' equity                             $ 116,622        $ 123,718
                                                                                 =========        =========


                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (Unaudited)


                                                         Three  Months                     Six Months
                                                         Ended June 30,                   Ended June 30,
                                                     1997            1996             1997             1996
                                                     ----            ----             ----             ----
Net sales                                          $ 52,145        $ 50,257        $ 103,604        $ 102,209

Cost of sales                                        26,198          23,316           51,216           47,489
                                                   --------        --------        ---------        ---------

Gross profit                                         25,947          26,941           52,388           54,720

Selling expense                                      20,340          19,841           40,185           39,834
General & administrative expense                      5,417           3,969            9,481            8,658
Other income - cash received greater than
  carrying value of  distributor receivables           (517)           (550)            (989)          (1,100)
Amortization expense                                  4,824           5,009            9,636            9,766
Interest expense                                      3,739           3,636            7,379            6,970
                                                   --------        --------        ---------        ---------

Loss from operations before income taxes
  and extraordinary item                             (7,856)         (4,964)         (13,304)          (9,408)

Income tax provision (benefit)                          (61)             65               27              140
                                                   --------        --------        ---------        ---------

Loss before extraordinary item                       (7,795)         (5,029)         (13,331)          (9,548)

Extraordinary item:
  Gain on early extinguishment of debt                 --              --               --              2,401
                                                   --------        --------        ---------        ---------

Net loss                                           $ (7,795)       $ (5,029)       $ (13,331)       $  (7,147)
                                                   ========        ========        =========        =========


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           PERIOD FROM JANUARY 1, 1996
                                TO JUNE 30, 1997
                                 ($000 omitted)
                                   (Unaudited)


                                                                                                                         Foreign
                                                                                  Additional                             Currency
                               Preferred Stock             Common Stock            Paid-In                              Translation
                               Shares   Amount         Shares       Amount         Capital           Deficit            Adjustment
                               ------   ------         ------       ------         -------           -------            ----------
  Balance -
   January 1, 1996               --      $            999,960       $  10          $94,143        $  (104,591)          $ (1,292)
                                          --
  Net loss                                                                                            (22,289)

  Issuance of common
    stock in conjunction
    with exchange offer                                52,424           1

  Unrealized gain on
    foreign currency
    translation                                                                                                              332
                              ------     ----         -------       -----          -------         ----------           --------

  Balance -
   December 31, 1996            --          --        1,052,834        11          94,143           (126,880)              (960)

  Net loss                                                                                           (13,331)

  Unrealized loss on
    foreign currency
    translation                 --          --            --           --            --                  --                 (74)
                            ------        ----        ---------     -----         -------          ---------            --------

  Balance -
     June 30, 1997              --        $ --        1,052,384     $  11         $94,143          ($140,211)           ($1,034)
                            ======        ====        =========     =====         =======          =========            ========


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)


                                                                      Three  Months                   Six Months
                                                                      Ended June 30,                Ended June 30,
                                                                   1997           1996           1997             1996
                                                                   ----           ----           ----             ----
Cash Flows from Operating Activities:
      Net loss                                                   $(7,795)       $(5,029)       $(13,331)       $ (7,147)
      Adjustments to reconcile net loss to cash
        provided by operating activities:
          Extraordinary item                                        --             --              --            (2,401)
          Amortization                                             4,824          5,009           9,636           9,766
          Depreciation                                             1,833          1,349           3,766           2,674
          (Gain) loss on sale of assets                               67           (725)             67            (725)
          Unrealized exchange gain (loss)                           (137)           227             (74)             63
      (Increase) decrease in operating assets:
          Receivables                                               (240)          (219)         (1,592)          1,573
          Inventories                                               (280)          (616)            172             440
          Other assets                                               (74)            86            (750)            503
      Increase (decrease) in operating liabilities:
          Accounts payable                                         4,693         (1,141)          4,933            (275)
          Accrued expense and other liabilities                    1,798          1,071             524             818
                                                                 -------        -------        --------        --------
      Net cash provided by operating activities                    4,689             12           3,351           5,289

Cash Flows from Investing Activities:
      Purchase of property, machinery and equipment               (1,355)        (1,556)         (3,588)         (3,427)
      Proceeds from sale of assets                                   787          1,176             787           1,176
      Adjustment due to currency fluctuations
        and foreign purchase price adjustments                      (190)          (148)            243              29
                                                                 -------        -------        --------        --------
      Net cash used in investing activities                         (758)          (528)         (2,558)         (2,222)
                                                                 -------        -------        --------        --------

Cash Flows from Financing Activities:
      Repayment of long-term debt and capital
        lease obligations                                         (2,965)        (1,783)         (4,684)        (19,340)
      Borrowings from (repayment of) revolving loans              (1,472)         1,610           3,364          15,657
      Net proceeds from (repayment of) foreign obligations         1,109           (608)          1,134             180
      Deferred financing costs                                      --             (311)           --            (1,530)
                                                                 -------        -------        --------        --------
      Net cash used in financing activities                       (3,328)        (1,092)           (186)         (5,033)
                                                                 -------        -------        --------        --------

Increase (decrease) in cash and cash equivalents                     603         (1,608)            607          (1,966)

Cash and cash equivalents at beginning of period                     486          2,444             482           2,802
                                                                 -------        -------        --------        --------

Cash and cash equivalents at end of period                       $ 1,089        $   836        $  1,089        $    836
                                                                 =======        =======        ========        ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)

                                   (Continued)

Supplemental disclosure of non-cash investing and financing activities:

         Capital lease obligations of $1,038 and $838 were entered into during the first six months of 1997 and 1996 respectively, to acquire machinery and equipment.


Supplemental disclosure of cash flow information:

                                                                           Three  Months                  Six Months
                                                                           Ended June  30,              Ended June 30,
                                                                          1997        1996              1997        1996
                                                                          ----        ----              ----        ----
         Earnings Before Interest, Taxes, Depreciation &
           Amortization (EBITDA)                                          $2,540      $5,030           $7,477      $10,002
         Earnings Before Interest, Taxes & Amortization
           (EBITA)                                                        $  707      $3,681           $3,711      $ 7,328

         Cash paid during the period for:

                          Interest                                        $1,749      $1,856           $3,336      $ 3,881


                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1997 & 1996
                                   (Unaudited)


NOTE A.   UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1996 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of and for the year ended December 31, 1996 are derived from the Company's audited financial statements as of that date.

NOTE B.   INVENTORIES:

         Inventories consist of the following:                 June 30, 1997                     December 31, 1996
                                                               -------------                     -----------------
                                                                                ($000 omitted)
         Raw Material                                               $5,025                              $5,327
         Work-in-process                                               327                                 352
         Finished Goods                                              3,154                               2,999
                                                                    ------                              ------

                Total                                               $8,506                              $8,678
                                                                    ======                              ======

NOTE C.     LONG-TERM DEBT:                                    June 30, 1997                     December 31, 1996
            --------------                                     -------------                     -----------------
                                                                                ($000 omitted)
         Revolving Loans                                          $ 20,888                           $ 17,525
         Term Loan                                                   5,742                              6,500
         Amended Exchange Loan                                      20,097                             22,633
            12% Senior Subordinated Notes                           65,878                             65,878
             8% Senior Subordinated Notes                                3                                  3
             8% Subordinated Debentures                                321                                321
             Capital lease obligations                               2,168                              2,519
             Foreign obligations                                     4,480                              3,346
                                                                  --------                            -------
                                                                   119,577                            118,725

                 Less current debt obligations                     (10,066)                            (8,708)
                                                                  --------                            -------
                          Total                                   $109,511                           $110,017
                                                                  ========                           ========

         On July 29, 1997, Safeguard amended the revolving loan agreements with its bank. The amended agreements provide for an additional $4.0 million in short-term borrowing capacity. The Revolving Loan under the Loan and Security Agreement, secured by eligible accounts receivable and inventories, was amended to provide a $1.5 million overadvance. The overadvance will be reduced by $0.5 million per month beginning August 28, 1997 until the advance is repaid. The $4.0 million Revolving Loan was amended to allow for borrowings up to $6.5 million. The borrowing capacity will be reduced by $0.1 million per month beginning January 1, 1998 until it is reduced to $4.0 million.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
             THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1997 & 1996


RESULTS OF OPERATIONS

The following commentary presents management's discussion and analysis of the Company's financial condition and results of operations. Certain of the statements included below, including those regarding future financial performance or results, or that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. The words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance or events and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, competition, ability of the Company to successfully manage its growth, and other factors discussed below and in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Form 10-Q for the quarter ended March 31, 1997. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes and selected financial data appearing in the Company's Annual Report for the year ended December 31, 1996 and the quarter ended
March 31, 1997.


The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.


                                            Three Month Period           Six Month Period
                                              Ended June 30,                Ended June 30,
                                            1997         1996             1997        1996
                                            ----         ----             ----        ----
Net sales                                   100.0%      100.0%            100.0%      100.0

Cost of sales                                50.2        46.4              49.4        46.5
                                            -----       -----             -----        ----
Gross profit                                 49.8        53.6              50.6        53.5

Selling expense                              39.0        39.5              38.8        39.0
General & administrative expense             10.4         7.9               9.2         8.5
Other income-distributor receivables         (1.0)       (1.1)             (1.0)       (1.1)
Amortization expense                          9.3        10.0               9.3         9.6
Interest expense                              7.2         7.2               7.1         6.8
                                            -----       -----             -----        ----
Loss from operations before income taxes
  and extraordinary item                    (15.0)       (9.9)            (12.8)       (9.2)

Income tax provision (benefit)               (0.1)        0.1               0.1         0.1
                                            -----       -----             -----        ----
Loss before extraordinary item              (14.9)      (10.0)            (12.9)       (9.3)

Extraordinary item                             --         --                --           --
                                            -----       -----             -----        ----
Net loss                                    (14.9)%     (10.0)%           (12.9)%      (9.3)
                                            =====       =====             =====        ====

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
             THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1997 & 1996


COMPARISON OF THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1997, AND FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1996.

NET SALES. Net sales for the second quarter of 1997 are $52.1 million compared to $50.3 million for the same period in 1996, representing a sales growth of 3.8%. For the first six months of 1997, net sales are $103.6 million, reflecting growth of $1.4 million or 1.4% in comparison to 1996. The sales growth during the first six months reflects a 5.2% growth in computer forms and a 22.5% growth in sourced product sales. This growth is partially off-set by the continuing but slowing decline in manual forms sales. Approximately 70% of the growth in computer forms is related to volume increases, with the remainder attributable to price increases. The decline in manual forms sales is off-set in part by a 3.5% average price increase.

The Company's sales growth in 1997 has been influenced by several factors. The Company's computer hardware and software system conversion, initiated in the first quarter of 1997, delayed implementation of certain marketing programs intended to positively effect sales. In addition, a significant amount of communications with the Company's distributor network occurred during the second quarter of 1997 regarding proposed changes to its distribution channel. Analysis indicates that the distributors' sales performance was adversely effected by these announcements. The first six months of 1997 includes one less work day resulting in less time for plant production than in the same period in 1996.

GROSS PROFIT. Gross profit margin is 49.8% of net sales for the second quarter of 1997 and 53.6% in 1996. For the first six months, the gross margin is 50.6% of net sales in 1997 compared to 53.5% in 1996. The decline in gross profit margin is attributable to the change in the Company's product mix from manual forms sales to computer forms and sourced products. Computer forms and sourced products, high growth product lines, carry greater material, direct labor and overhead costs (as a percentage of sales) resulting in lower gross profit margin than for manual forms. Overhead costs have also increased in 1997 as a result of additional equipment costs in support of technological advances in the computer systems, although approximately 1% of the decrease in gross profit margin was due to the conversion to the new computer system.

SELLING EXPENSE. Selling expenses are $20.3 million in the second quarter of 1997 compared to $19.8 million for the same period in 1996, representing 39.0% and 39.5% of net sales in each period. For the six months, selling expenses are $40.2 million in 1997 compared to $39.8 million in 1996, representing 38.8% and 39.0% of net sales in each period. Commissions to independent distributors account for approximately 80% of total selling costs and, as a percent of total sales, has remained constant. The dollar increase in selling costs is attributable to increased commission costs associated with the Company's sales growth partially offset by the postponement of certain marketing programs.

GENERAL AND ADMINISTRATIVE. General and administrative expenses are $5.4 million for the second quarter of 1997 compared to $4.0 million in 1996. For the first six months, general and administrative expenses are $9.5 million in 1997 and $8.7 million in 1996. The increase in costs is due to greater equipment costs, partially off-set by legal and benefit cost reductions. In addition, the second quarter and six month period in 1996 include $0.7 million gain on the sale of a production facility in the United Kingdom.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.5 million for the second quarter 1997 and $0.6 million for the same period in 1996, representing 1.0% of net sales in 1997 and 1.1% in 1996. Other income for the six month period is $1.0 million in 1997 and $1.1 million in 1996. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
             THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1997 & 1996

RESULTS OF OPERATIONS - Continued

made by Safeguard to facilitate the purchase of account protection and future income rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is $4.8 million for the second quarter of 1997 and $5.0 million in 1996. Amortization expense is $9.6 million and $9.8 million for the first six months of 1997 and 1996, respectively. The expense consists primarily of the amortization of intangible assets, including the customer list, excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense is $3.7 million for the second quarter of 1997 and $3.6 million for the same period in 1996. For the first six months, interest expense is $7.4 million in 1997 in comparison to $7.0 million in 1996. The slight increase in interest expense in 1997 is attributable to the rise in the Company's average outstanding borrowings.

INCOME TAX PROVISION. The Company's provision for income tax is related to its operations in the United Kingdom. No tax liability is incurred in the United States as a result of net losses from operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the revolving loans. The Company's cash flows from operating activities provided $3.4 million in the first six months of 1997. As of June 30, 1997, the Company had $1.1 million in cash and cash equivalents, $2.0 million in availability under the revolving loans. At that date, the Company had a working capital deficiency of $5.0 million and a ratio of current assets to current liabilities of 0.9:1.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first six months of 1997 are $4.6 million in equipment purchase and software development cost. The Company anticipates total capital expenditures in 1997 of $6.0 million, which will include the completion of the installation of an integrated computerized order entry system, the installation of sales force automation system, and the upgrade of existing manufacturing production equipment. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

At the end of the second quarter, the Company notified its bondholders that the interest payment due June 30, 1997 would be postponed pursuant to the 30 day grace period allowed pursuant to the Indenture Agreement on the 12% Subordinated Bonds. This notice was sent pending completion of proposed changes in existing senior lenders' credit agreements with Safeguard to compensate for the unexpected operating problems. The interest payment was made to all bondholders of record during the grace period and no default occurred. During the grace period the Company amended its credit facilities to provide for a $4.0 million increase in short-term borrowing capacity with its financial institutions (see Note C to the financial statements) which provided sufficient funds for the Company to make its interest payment to its bondholders. Future interest payments of the Company are expected to be made out of improved operating results and cash flow as well as any asset sales which might be made, although the ability to accurately project futures sales volume, and events outside of the Company's control could have an impact on future interest payments. The Company has met all of its debt obligations and is not currently in default of any of its loan agreements. The Company continues to monitor its cash position and believes that sufficient funding alternatives exist to meet its current obligations as they come due.